SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Anesti Dermedgoglou
Anesti Dermedgoglou
Vice President Investor Relations

Date: November 4, 2009

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF SEPTEMBER 2009

Exhibit Index

New Release

1)	INTEROIL ANNOUNCES THIRD QUARTER 2009 FINANCIAL RESULTS

2)	INTEROIL ANNOUNCES FILING OF ITS THIRD QUARTER 2009 DISCLOSURE DOCUMENTS

3)	INTEROIL CORPORATION ANTELOPE-2 DRILLING REPORT NO. 4

NEWS RELEASE

INTEROIL ANNOUNCES THIRD QUARTER 2009 FINANCIAL RESULTS

Houston, Texas and Cairns, Australia - November 4, 2009 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) announces financial results for the third quarter ending September 30, 2009.  For the quarter, InterOil reported net income of $7.9 million ($0.18 per share), $1.3 million less than the same quarter in the prior year.  Earnings before Interest, Taxes, Depreciation and Amortization* (“EBITDA”) for the quarter totalled $14.6 million, a reduction of $2.2 million over 2008 third quarter EBITDA of $16.8 million.  Third quarter 2009 results include a $4.6 million gain on sale of oil and gas properties.

Business Segment Results

During the quarter, the Midstream Refining business generated a net profit of $3.8 million, compared with a net profit $12.7 million for the same quarter in 2008.  Throughput averaged 19,657 barrels per day in the second quarter of 2009 versus 22,463 in the comparable period a year ago.  Throughput per day has been calculated excluding days the refinery was not in operation.  Premium margin distillates were 60% of production in the current quarter, up from 55% in the same period a year ago.  Refining EBITDA in the quarter totalled $8.2 million, down from $17.5 million in the previous year which included a $11.4 million derivative gain.

The Company’s Midstream Liquefaction segment posted a net loss of $2.5 million for the quarter, being our share of expenses incurred by the PNG LNG Inc. joint venture during the quarter to progress the Liquefied Natural Gas (LNG) project in Papua New Guinea.

The Downstream segment derived a net profit of $3.4 million, compared with a loss of $0.9 million in the third quarter of 2008.  Downstream EBITDA in the quarter totalled $4.8 million compared to a loss of $1.0 million in the prior year period.  During the 2009 third quarter, refined product sales volumes totalled 154.9 million liters versus 138.0 million liters in the prior year period.  Increase in gross margin was mainly due to the positive effect of product price movements as applied to the inventory sold during the period.

InterOil News Release

During the third quarter, the Upstream business segment generated a net profit of $1.8 million which included a $4.6 million gain on buyback of 4.3364% IPI interest, an improvement from a loss of $1.0 million in the comparable 2008 quarter.

Quarters ended	2009			2008				2007
($ thousands except per share data)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	1,011	660	611	487	698	895	618	579
Midstream – Refining	141,295	114,347	145,523	194,617	216,750	197,864	176,973	137,509
Midstream – Liquefaction	1	2	4	23	35	19	13	26
Downstream	107,712	85,472	78,572	128,540	172,528	140,467	116,048	118,495
Corporate	10,087	8,640	7,753	9,591	8,415	8,334	8,531	7,352
Consolidation entries	(86,509)	(60,625)	(70,801)	(114,691)	(134,695)	(102,566)	(109,767)	(91,129)
Sales and operating revenues	173,597	148,496	161,662	218,567	263,731	245,013	192,416	172,832
Upstream	4,101	(669)	(469)	(2,483)	231	10,164	(1,135)	(3,128)
Midstream – Refining	8,199	14,134	14,747	(13,976)	17,515	16,329	5,724	9,589
Midstream – Liquefaction	(2,120)	(1,378)	(2,361)	(2,501)	(1,570)	(1,784)	(1,636)	(797)
Downstream	6,542	4,150	3,241	(7,244)	610	7,893	4,529	3,627
Corporate	1,980	1,897	3,051	226	764	(2,155)	1,796	2,145
Consolidation entries	(4,093)	(277)	(7,285)	(2,866)	(737)	(3,092)	(2,143)	(4,540)
Earnings before interest, taxes, depreciation and amortization (1)	14,609	17,857	10,924	(28,844)	16,813	27,355	7,135	6,896
Upstream	1,805	(2,382)	(2,133)	(4,003)	(1,040)	9,189	(1,993)	(3,736)
Midstream – Refining	3,762	9,624	10,350	(19,490)	12,660	11,344	202	2,990
Midstream – Liquefaction	(2,481)	(1,765)	(2,552)	(2,597)	(1,677)	(1,909)	(1,728)	(877)
Downstream	3,440	1,742	964	(5,901)	(886)	3,383	2,197	670
Corporate	1,602	(677)	349	(2,275)	(1,759)	(5,164)	(1,390)	(883)
Consolidation entries	(237)	2,895	(4,332)	36	1,929	(1,240)	314	(877)
Net profit/(loss) per segment	7,891	9,437	2,646	(34,230)	9,227	15,603	(2,398)	(2,713)
Net profit/(loss) per share (dollars)
Per Share – Basic	0.19	0.25	0.07	(0.96)	0.26	0.48	(0.08)	(0.09)
Per Share – Diluted	0.18	0.24	0.07	(0.96)	0.22	0.40	(0.08)	(0.09)

Liquidity and Capital Resources

Our financial position continued to improve during the current quarter.  Our debt-to-capital ratio was reduced to 12% in September 2009 from 35% in September 2008.  This reduction in gearing levels was mainly due to the conversion of $95.0 million 8% convertible subordinated debentures issued in May 2008 and the completion of the $70.4 million registered direct stock offering completed in June 2009.

InterOil News Release

Summary of Debt Facilities

Organization	Facility	Balance outstanding September 30, 2009		Maturity date

OPIC secured loan	$58,000,000	$58,000,000		December 2015
BNP Paribas working capital facility	$190,000,000	$0	(1)	November 2009
Westpac working capital facility	$29,120,000	$1,132,029		October 2011
BSP working capital facility	$18,200,000	$0		August 2010
(1) Excludes letters of credit outstanding of $105.5 million

As at September 30, 2009, we had cash, cash equivalents and cash restricted of $88.6 million (September 2008 – $78.7 million), of which $21.4 million (September 2008 - $31.8 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements and $6.5 million (September 2008 – nil) was restricted as cash deposit on the OPIC secured loan.  Our cash outflows from operations for the quarter were $27.5 million compared with an inflow of $7.9 million for the quarter ended September 30, 2008.  The outflow during the current quarter was due to the timing of crude payments and product purchases.  Cash inflows of $51.2 million were generated for the nine months to September 30, 2009 compared to an outflow of $14.6 million for the same period of 2008.  The improved cash flows from operations for the year to date period were mainly due to improved margins generated in the refinery and downstream operations, release of working capital in a lower crude and product price environment, and cash received on the close out of long term hedges.

InterOil News Release

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	September 30,	December 31,	September 30,
	2009	2008	2008
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	60,703,756	48,970,572	46,966,098
Cash restricted (note 7)	21,099,746	25,994,258	31,442,000
Trade receivables (note 8)	59,462,710	42,887,823	74,473,634
Commodity derivative contracts (note 7)	77,525	31,335,050	11,891,200
Other assets	2,359,039	167,885	2,709,851
Inventories (note 9)	102,297,174	83,037,326	192,899,470
Prepaid expenses	957,440	4,489,574	654,389
Total current assets	246,957,390	236,882,488	361,036,642
Cash restricted (note 7)	6,778,828	290,782	325,778
Goodwill (note 14)	6,626,317	-	-
Plant and equipment (note 10)	221,346,603	223,585,559	225,944,490
Oil and gas properties (note 11)	190,694,688	128,013,959	118,588,153
Future income tax benefit	2,063,623	3,070,182	2,887,081
Total assets	674,467,449	591,842,970	708,782,144
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	132,085,898	78,147,736	160,934,762
Working capital facility (note 15)	1,132,029	68,792,402	80,002,303
Current portion of secured loan (note 18)	9,000,000	9,000,000	9,000,000
Current portion of indirect participation interest - PNGDV (note 19)	540,002	540,002	540,002
Total current liabilities	142,757,929	156,480,140	250,477,067
Secured loan (note 18)	48,033,292	52,365,333	56,809,347
8% subordinated debenture liability (note 23)	-	65,040,067	65,155,748
Deferred gain on contributions to LNG project (note 13)	13,076,272	17,497,110	17,497,110
Indirect participation interest (note 19)	53,223,694	72,476,668	72,812,827
Indirect participation interest - PNGDV (note 19)	844,490	844,490	844,490
Total liabilities	257,935,677	364,703,808	463,596,589
Non-controlling interest (note 20)	9,982	5,235	9,133
Shareholders' equity:
Share capital (note 21)	569,146,991	373,904,356	370,305,150
Authorised - unlimited
Issued and outstanding - 42,850,924
(Dec 31, 2008 - 35,923,692)
(Sep 30, 2008 - 35,623,587)
8% subordinated debentures (note 23)	-	10,837,394	10,978,050
Contributed surplus (note 24)	19,429,092	15,621,767	13,706,325
Warrants (note 25)	219,558	2,119,034	2,119,034
Accumulated Other Comprehensive Income	10,800,232	27,698,306	16,885,086
Conversion options (note 19)	17,140,000	17,140,000	17,140,000
Accumulated deficit	(200,214,083)	(220,186,930)	(185,957,223)
Total shareholders' equity	416,521,790	227,133,927	245,176,422
Total liabilities and shareholders' equity	674,467,449	591,842,970	708,782,144

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 27), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director Christian Vinson, Director

InterOil News Release

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$
Revenue
Sales and operating revenues	172,062,457	262,371,013	480,473,685	697,400,778
Interest	120,150	459,855	285,269	1,216,134
Other	1,414,065	899,788	2,996,022	2,541,192
	173,596,672	263,730,656	483,754,976	701,158,104

Expenses
Cost of sales and operating expenses	148,960,508	248,197,583	411,378,346	631,395,024
Administrative and general expenses	8,834,068	8,386,619	23,451,133	24,683,261
Derivative losses/(gains)	(77,525)	(11,420,055)	(1,008,585)	(790,679)
Legal and professional fees	2,823,102	2,322,274	6,671,084	8,278,798
Exploration costs, excluding exploration impairment (note 11)	(12,149)	74,935	234,972	(79,142)
Exploration impairment (note 11)	-	71,722	-	83,001
Short term borrowing costs	963,488	1,648,429	2,810,839	5,310,495
Long term borrowing costs	1,172,046	3,703,215	7,605,011	12,188,417
Depreciation and amortization	3,562,210	3,573,233	10,716,557	10,497,675
Gain on sale of oil and gas properties (note 11)	(4,635,309)	(989,551)	(5,722,792)	(11,235,084)
Foreign exchange (gain)/loss	2,373,784	(1,031,209)	3,479,515	(5,815,423)
	163,964,223	254,537,195	459,616,080	674,516,343

Income before income taxes and non-controlling interest	9,632,449	9,193,461	24,138,896	26,641,761

Income taxes
Current	(1,505,643)	36,937	(2,504,342)	(3,988,862)
Future	(234,757)	-	(1,656,960)	(215,428)
	(1,740,400)	36,937	(4,161,302)	(4,204,290)

Income before non-controlling interest	7,892,049	9,230,398	19,977,594	22,437,471

Non-controlling interest (note 20)	(752)	(2,982)	(4,747)	(4,841)

Net income	7,891,297	9,227,416	19,972,847	22,432,630

Basic income per share (note 26)	0.19	0.26	0.51	0.68
Diluted income per share (note 26)	0.18	0.22	0.51	0.59
Weighted average number of common shares outstanding
Basic	42,093,841	35,056,660	38,860,396	32,942,248
Basic and diluted	44,614,033	41,400,046	39,433,557	38,340,173

See accompanying notes to the consolidated financial statements

InterOil News Release

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$
Cash flows provided by (used in):

Operating activities
Net profit	7,891,297	9,227,416	19,972,847	22,432,630
Adjustments for non-cash and non-operating transactions
Non-controlling interest	752	2,982	4,747	4,841
Depreciation and amortization	3,562,210	3,573,233	10,716,557	10,497,675
Future income tax asset	(6,325)	(67,490)	1,006,559	(19,769)
Gain on sale of plant and equipment	-	-	-	(16,250)
Gain on sale of exploration assets	(4,635,309)	(989,551)	(5,722,792)	(11,235,084)
Amortization of discount on debentures liability	-	720,969	1,212,262	1,193,669
Amortization of deferred financing costs	55,987	55,986	167,959	204,414
(Gain)/loss on unsettled hedge contracts	(339,800)	439,443	(548,600)	284,594
Timing difference between derivatives recognised and settled	(77,525)	(17,217,100)	14,996,525	(10,662,400)
Stock compensation expense	2,316,479	1,584,219	5,633,691	3,825,644
Inventory revaluation	1,140,339	11,752,216	1,140,339	11,752,216
Non-cash interest on secured loan facility	-	-	-	2,189,907
Non-cash interest settlement on preference shares	-	186,475	-	372,950
Non-cash interest settlement on debentures	-	-	2,352,084	-
Oil and gas properties expensed	(12,149)	146,657	234,972	3,859
(Gain)/loss on proportionate consolidation of LNG project	-	(575,099)	724,357	(811,765)
Unrealized foreign exchange loss/(gain)	3,390,463	(1,018,606)	(510,670)	(5,802,820)
Change in operating working capital
(Increase)/decrease in trade receivables	(10,813,670)	51,039,328	(8,867,688)	(7,626,082)
(Decrease)/increase in unrealised hedge gains	(3,717,375)	-	2,551,575	-
Decrease in other assets and prepaid expenses	216,064	4,748,739	1,340,980	4,349,792
Decrease/(increase) in inventories	6,256,940	(128,454,726)	(21,049,227)	(111,382,626)
(Decrease)/increase in accounts payable, accrued liabilities and income tax payable	(32,730,522)	72,775,863	25,867,608	75,820,604
Net cash (used in)/from operating activities	(27,502,144)	7,930,954	51,224,085	(14,624,001)

Investing activities
Expenditure on oil and gas properties	(17,470,569)	(19,466,096)	(61,146,356)	(48,533,347)
Proceeds from IPI cash calls	6,971,149	13,362,365	12,546,683	17,702,365
Expenditure on plant and equipment	(3,614,077)	(1,316,180)	(8,477,601)	(3,886,193)
Proceeds received on sale of assets	-	-	-	312,500
Proceeds received on sale of exploration assets	-	5,000,000	-	6,500,000
Increase in restricted cash held as security on borrowings	(6,514,134)	(5,389,477)	(1,593,534)	(9,383,418)
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	7,161,228	8,292,274	1,270,871	9,857,690
Net cash (used in)/from investing activities	(13,466,403)	482,886	(57,399,937)	(27,430,403)

Financing activities
Repayments of secured loan	-	-	(4,500,000)	(4,500,000)
Repayments of bridging facility, net of transaction costs	-	-	-	(70,000,000)
Proceeds from PNG LNG cash call	-	3,480,750	-	6,982,750
Proceeds from Clarion Finanz for Elk option agreement	-	-	3,577,288	4,500,000
Proceeds from Petromin for Elk participation agreement	1,000,000	-	5,435,000	-
(Repayments of)/proceeds from working capital facility	(2,830,209)	5,943,738	(67,660,373)	13,500,931
Proceeds from issue of common shares/conversion of debt, net of transaction costs	7,151,622	316,521	81,057,121	(104,975)
Proceeds from issue of debentures, net of transaction costs	-	-	-	94,780,034
Net cash from financing activities	5,321,413	9,741,009	17,909,036	45,158,740

(Decrease)/increase in cash and cash equivalents	(35,647,134)	18,154,849	11,733,184	3,104,336
Cash and cash equivalents, beginning of period	96,350,890	28,811,249	48,970,572	43,861,762
Cash and cash equivalents, end of period (note 5)	60,703,756	46,966,098	60,703,756	46,966,098

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

InterOil News Release

NON-GAAP EBITDA Reconciliation

Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

Consolidated – Operating results	Quarter ended September 30,		Nine months ended September, 30
($ thousands, except per share data)	2009	2008	2009	2008
Sales and operating revenues	172,063	262,371	480,474	697,401
Cost of sales and operating expenses	(148,961)	(248,198)	(411,377)	(631,395)
Gross Margin	23,102	14,173	69,097	66,006

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

InterOil News Release

Quarters ended	2009			2008				2007
($ thousands)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	4,101	(669)	(470)	(2,483)	231	10,164	(1,135)	(3,128)
Midstream – Refining	8,199	14,134	14,747	(13,976)	17,516	16,329	5,724	9,589
Midstream – Liquefaction	(2,120)	(1,378)	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)
Downstream	6,542	4,150	3,241	(7,244)	610	7,893	4,529	3,627
Corporate	1,980	1,897	3,052	226	764	(2,155)	1,796	2,145
Consolidation Entries	(4,093)	(278)	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)
Earnings before interest, taxes, depreciation and amortization	14,609	17,856	10,924	(28,844)	16,815	27,355	7,135	6,896
Subtract:
Upstream	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)	(841)	(704)	(474)
Midstream – Refining	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)
Midstream – Liquefaction	(348)	(333)	(158)	(65)	(63)	(60)	(53)	(53)
Downstream	(1,045)	(1,013)	(1,142)	(2,232)	(885)	(715)	(1,005)	(1,145)
Corporate	0	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)	(3,005)
Consolidation Entries	3,824	3,142	2,922	2,866	2,636	1,823	2,425	3,629
Interest expense	(1,415)	(3,076)	(4,041)	(5,867)	(4,046)	(4,927)	(5,189)	(5,445)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	-	-	-	(44)
Midstream – Liquefaction	(3)	(32)	(12)	(12)	(25)	(49)	(24)	(13)
Downstream	(1,399)	(733)	(485)	4,297	82	(3,213)	(753)	(1,112)
Corporate	(339)	(800)	(359)	(163)	(21)	(122)	(81)	(11)
Consolidation Entries	(1)	(2)	(2)	4	(3)	(2)	0	(1)
Income taxes and non-controlling interest	(1,742)	(1,567)	(858)	4,126	33	(3,386)	(858)	(1,181)
Upstream	(132)	(150)	(112)	(175)	(134)	(135)	(154)	(134)
Midstream – Refining	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)
Midstream – Liquefaction	(10)	(20)	(20)	(19)	(19)	(16)	(15)	(15)
Downstream	(658)	(662)	(651)	(722)	(693)	(582)	(573)	(700)
Corporate	(40)	(174)	(18)	(19)	(18)	(16)	(15)	(12)
Consolidation Entries	33	32	32	32	32	32	32	34
Depreciation and amortisation	(3,562)	(3,775)	(3,380)	(3,645)	(3,574)	(3,440)	(3,486)	(2,985)
Upstream	1,805	(2,382)	(2,134)	(4,003)	(1,039)	9,188	(1,993)	(3,736)
Midstream – Refining	3,762	9,624	10,349	(19,490)	12,660	11,345	201	2,990
Midstream – Liquefaction	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)	(1,727)	(878)
Downstream	3,440	1,742	964	(5,900)	(886)	3,384	2,197	670
Corporate	1,601	(677)	350	(2,276)	(1,759)	(5,164)	(1,390)	(882)
Consolidation Entries	(236)	2,895	(4,333)	35	1,929	(1,240)	314	(877)
Net profit/(loss) per segment	7,891	9,438	2,645	(34,230)	9,228	15,603	(2,398)	(2,713)

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

InterOil News Release

NEWS RELEASE

INTEROIL ANNOUNCES FILING OF ITS THIRD
QUARTER 2009 DISCLOSURE DOCUMENTS

Houston, Texas and Cairns, Australia - November 4, 2009–InterOil Corporation (NYSE: IOC) (POMSoX: IOC), today filed its Unaudited Consolidated Financial Statements and related Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2009 with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”).  In addition, InterOil has filed on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States on Form 6-K, its Unaudited Consolidated Financial Statements and related Management’s Discussion and Analysis for the quarter ended September 30, 2009.

Copies of InterOil’s filed documents may be accessed electronically from SEDAR at www.sedar.com or on InterOil’s website at www.interoil.com.  Copies of the Form 6-K may be accessed electronically from www.sec.gov.

A conference call will be held on Thursday November 5th, 2009, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company’s outlook.  The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or may be accessed by dialing (612) 332-0228.  A replay of the broadcast will be available soon afterwards on the website.  The duration of the conference call will be approximately 60 minutes.  We are inviting participants in the conference to direct any questions you may have regarding our operations and financials for the quarter ended September 30, 2009 by e-mail, to Anesti@interoil.com or Wayne.Andrews@interoil.com at least one hour prior to the commencement of the conference call.  We will endeavour to answer all questions, time permitting.

✓ InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

✓ InterOil News Release

InterOil Corporation Antelope-2 Well Drilling Report No. 4 November 5, 2009

Prospect:	Antelope
Type:	Appraisal well
Location:	PPL 237, Eastern Papua Basin 295,377.77mE; 9,207,339.97mN - AGD 66, Zone 55
Current Status:
Preparing to drill ahead at 7,264 feet (2,214 meters).  The plan is to drill a further 118 feet (36 meters) and stop at 7,382 feet (2,250 meters) to log the entire open hole section from 6,011 feet (1,832 meters) to total depth and perform DST #2 over the lower 230 feet (70 meters) of the reservoir.

Drilled from 6,175 feet (1,882 meters) to 7,166 feet (2,184 meters). Cored well from 7,166 feet (2,184 meters) to 7,264 feet (2,214 meters) and recovered 30.5 feet (9.3 meters) of core.  While coring the drill string parted at 5,276 feet (1,608 meters).  Fishing operations ensued and the drill string and core assembly were successfully recovered after key equipment was delivered to site.

Planned Total Depth:	Approximately 8,366 feet (2,550 meters)
Operator:	InterOil subsidiary, SPI (220) Limited
Prospect Description:	This well is targeting the Antelope reef dolomite and limestone

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations (Australasia)
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling of the Antelope-2 well in the Elk/Antelope field and the characteristics of the Antelope reef structure. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that oil, gas or condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.  There is no guarantee that an oil leg will be established of a size and grade as to be commercially exploitable.  In addition, there is no guarantee that the Antelope-2 well will ultimately be successful.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.